UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. _____)*


                             IWT TESORO CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                                 FORREST JORDAN
                                  P.O. BOX 412
                            PALM CITY, FLORIDA 34991
                                 (772) 223-5151
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                   Page___ of __ Pages

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1    NAME OF REPORTING PERSONS - FORREST JORDAN
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

Share Exchange
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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7    SOLE VOTING POWER - 3,000,000 shares

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER - -0-
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER - 3,000,000 shares

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER - -0-
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     - 3.0 million shares



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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  27.8%



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14   TYPE OF REPORTING PERSON* - IN



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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page___ of __ Pages


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Item 1.  Security and Issuer.

This statement on Schedule 13D/A-3 ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of IWT Tesoro Corporation, a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 5 Wicks Lane, Wilton, CT 06897

Item 2. (a)-(c) Identity and Background. This Schedule 13D is filed by FOREST JORDAN, an individual residing at P.O. Box 412, Palm City, FL 34991.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting person is an American citizen residing in Palm City, FL

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares pursuant to a share exchange with the Issuer.

Item 4.  Purpose of Transaction.

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

    (a) The Reporting Person has acquired 3.0 million shares of the Issuer Common Stock in exchange for all of his shares of International Wholesale Tile, Inc., as of October 1, 2002

     (b) The Reporting Person will have the sole power to vote and dispose of 3.0 million shares of the Issuer Common Stock, representing 27.8% of the outstanding Issuer Shares.

     (c) Not applicable

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.  Material to be Filed as Exhibits.

                  None

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           October 10, 2002
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                                        /s/ FORREST JORDAN
                                        ----------------------------------------
                                            FORREST JORDAN